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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) and
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          (Amendment No. ________)/1/



                             NDCHealth Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   639480102
                                 (CUSIP Number)

                              Robert A. Yellowlees
                            2696 Habersham Road, NW
                               Atlanta, GA  30305
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 7, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 7
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                                 SCHEDULE 13D
CUSIP NO.  639480102                                   Page 2 of 7 Pages
         -----------------

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      NAMES OF REPORTING PERSONS
      Robert A. Yellowlees
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)*
 4    00

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    United States

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                          SOLE VOTING POWER
                     7    1,915,158
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    1,915,158
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    1,915,158


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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    X
      (See Instructions)
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    5.7%

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      TYPE OF REPORTING PERSON (See Instructions)*
14    IN

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                                  Page 2 of 7
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===============================================================================

                                 SCHEDULE 13D
CUSIP NO.  639480102                                     Page 3 of 7 Pages
         -----------------

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      NAMES OF REPORTING PERSONS
 1    MRY Partners, L.P.
      S.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).
      58-259162

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)*
 4    00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Georgia

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                          SOLE VOTING POWER
                     7    1,524,542
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    1,524,542
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    1,524,542


------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    4.5%

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      TYPE OF REPORTING PERSON (See Instructions)*
14    PN

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                                  Page 3 of 7
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Item 1.  Security and Issuer

   This Statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $.125 per share (the "Common Stock"), of NDCHealth Corporation, a Delaware corporation (the "Issuer"), whose principal executive offices are located at National Data Plaza, Atlanta, Georgia 30329-2010
                       .

Item 2.  Identity and Background

   Robert A. Yellowlees
   --------------------

   (a) Robert A. Yellowlees

   (b) 2696 Habersham Road, NW
       Atlanta, GA 30305

   (c) Mr. Yellowlees is currently Chairman of the Board of the Issuer, National Data Plaza, Atlanta, GA 30329 and Global Payments, Inc., which is located at 4 Corporate Square, Atlanta, GA 30329

   (d) During the last five years, Mr. Yellowlees has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) During the last five years, Mr. Yellowlees has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   MRY Partners, L.P.
   ------------------

   The principal place of business of MRY Partners, L.P. is 2696 Habersham Road, NW, Atlanta GA 30305.

   Mr. Yellowlees is the sole general partner of MRY Partners, L.P.

   During the last five years, neither Mr. Yellowless nor MRY Partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   During the last five years, neither Mr. Yellowlees nor MRY Partners has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

   On May 7, 2001, the beneficial ownership of Mr. Yellowlees and MRY
   Partners increased because of the acceleration of the vesting periods of certain stock options, exercisable for an aggregate of 279,160 shares of Common Stock, and restricted stock awards, totalling 22,552 shares of Common Stock, pursuant to an employment agreement between Mr. Yellowlees and the Issuer. The stock options and restricted stock awards were originally granted to Mr. Yellowlees by the Issuer; Mr. Yellowlees subsequently transferred the stock options to MRY Partners.

   Mr. Yellowlees was employed by the Issuer pursuant to an Employment Agreement, which initially became effective in May 1992 and was subsequently extended. The Employment Agreement provided for Mr. Yellowlees' continued employment as Chairman, President and Chief Executive Officer of the Company for a term expiring May 31, 2001, unless extended by mutual agreement. The Employment Agreement provided that upon termination of the Agreement as a result of specified events, among other things, all stock options granted to Mr. Yellowlees would become fully and immediately vested. On January 31, 2001, the Issuer completed the spin-off of Global Payments, Inc., its electronic commerce line of business. Mr. Yellowlees position was eliminated in connection with the spin-off. His duties were

                                  Page 4 of 7
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   terminated on May 7, 2001, and the provisions of the Employment Agreement addressing early termination became effective. As a result, all of the stock options and restricted stock awards became fully vested as of May 7, 2001.

   Generally, Mr. Yellowlees and MRY Partners have funded their purchases of Common Stock by using personal funds and loans from the Issuer. On April 3, 2001 and May 14, 2001, MRY Partners borrowed money from the Issuer to exercise 3 stock options, totalling 765,495 shares, that were originally granted to Mr. Yellowlees and subsequently transferred to MRY Partners. These loans, in the aggregate principal amount of $4,287,008, are full recourse, bear interest at market rates and are secured by the shares of Common Stock acquired upon exercise of the options.



Item 4.  Purpose of Transaction

   Mr. Yellowlees is the Chairman of the Board of the Issuer and he, as well as MRY Partners, may buy and sell shares of the Issuer's common stock from time to time. In addition, Mr. Yellowlees is eligible to participate in the Issuer's benefit plans, including the NDCHealth Corporation 2002 Non-Employee Directors' Compensation Plan and the Issuer's 2000 Long-Term Incentive Plan, pursuant to which he may purchase Common Stock or receive grants of Common Stock or derivative securities and thereby become the beneficial owner of the Issuer's common stock. Mr. Yellowlees and MRY Partners have acquired their shares of common stock for investment purposes and not with a purpose or effect of changing or influencing control of the Issuer or as a participant in any transaction not having that purpose or effect.

   Except as set forth above, and as of the date hereof, neither Mr. Yellowlees nor MRY has plans or proposals with respect to any of the following:

   (a) the acquisition by an person of additional securities of the Issuer, or the disposition of securities of the Issuer;

   (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

   (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

   (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

   (e) any material change in the present capitalization or dividend policy of the Issuer;

   (f) any other material change in the Issuer's business or corporate structure;

   (g) changes in the Issuer's charter, bylaw or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

   (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

   (j)  any action similar to those enumerated above.


Item 5.  Interest in Securities Issuer Securities

   (a) Mr. Yellowlees beneficially owns 5.7% of the Common Stock of the Issuer, or 1,915,158 shares.
   MRY Partners beneficially owns 4.5% of the Common Stock of the Issuer, or 1,524,542 shares.

                                  Page 5 of 7
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   (b) Mr. Yellowlees possesses sole voting and dispositive power over the
   1,915,158 shares of Common Stock, which includes the 1,524,452 shares of Common Stock held by MRY Partners. Mr. Yellowlees disclaims beneficial ownership with respect to 8,022 shares held by his wife and 800 shares held in trusts of which his wife is trustee.
   MRY Partners possesses sole voting and dispositive power over the 1,524,542 shares of Common Stock owned by it.

   (c) None.

   (d) Not applicable.

   (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

   On April 3, 2001 and May 14, 2001, MRY Partners borrowed money from the Issuer to exercise 3 stock options, totalling 765,495 shares, that were originally granted to Mr. Yellowlees and subsequently transferred to MRY Partners. These loans, in the aggregate principal amount of $4,287,008, are full recourse, bear interest at market rates and are secured by certain of the shares of Common Stock acquired upon exercise of the options.

Item 7.  Material to Be Filed as Exhibits

     1. Joint Filing Agreement, dated as of the date hereof between MRY Partners, L.P. and Robert A. Yellowlees

     2. Employment Agreement effective June 1, 1997 between Robert A. Yellowlees and the Issuer (incorporated by reference from Exhibit 10(xxiv) to the Registrant's Annual Report on Form 10-K for the year ended May 31, 1997)

     2. Promissory Notes dated April 3, 2001 and May 14, 2001 between MRY Partners, L.P. and the Issuer (incorporated by reference from Exhibit 10(xiii) to the Issuer's Annual Report on Form 10-K for the year ended May 31, 2001)
     3.
          Stock Pledge Agreement dated as of April 3, 2001 by and between MRY Partners, L.P. and the Issuer (incorporated by reference from Exhibit 10(xiv) to the Issuer's Annual Report on Form 10-K for the year ended May 31, 2001)


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                                   Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           /s/ Robert A. Yellowlees
                                           ----------------------------
                                           Robert A. Yellowlees



Date:    January 22, 2002

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